UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Link Motion Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6429X 100

(CUSIP Number)

China AI Capital Limited Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola VG1110, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS China AI Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represent 70,175,439 Class B common shares held by the China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Rui Chi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 70,175,439 Class B common shares held by China AI Capital Limited. Mr. Rui Chi is one of two directors of China AI Capital Limited and beneficially owns 50% of the outstanding ordinary shares of China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Yu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 70,175,439 Class B common shares held by China AI Capital Limited. Mr. Yu Li is one of two directors of China AI Capital Limited and beneficially owns 50% of the outstanding ordinary shares of China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.0001 per share, of Link Motion Inc., a company incorporated under the laws of the Cayman Islands with limited liability (the “Issuer”). American depositary shares, each representing five Class A common shares of the Issuer, are currently listed on the New York Stock Exchange under the symbol “LKM.” The principal executive offices of the Issuer are located at NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by China AI Capital Limited (“China AI”), Mr. Rui Chi and Mr. Yu Li (each a “Reporting Person” and collectively the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.1.

China is a company incorporated under the laws of the British Virgin Islands. China is an investment holding company. The principal business address of China AI is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

Mr. Chi is one of two directors of China AI and owns 50% of the outstanding ordinary shares of China AI. Mr. Chi is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. His principle occupation is being the director of China AI and managing China AI’s investment holdings. Mr. Chi’s business address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

Mr. Li is one of two directors of China AI and owns 50% of the outstanding ordinary shares of China AI. Mr. Li is a citizen of the People’s Republic of China. His principle occupation is being the director of China AI and managing China AI’s investment holdings. Mr. Li’s business address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

China AI is the record owner of 70,175,439 Class B common shares of the Issuer.

On July 19, 2018, China AI entered into a subscription agreement (the “Subscription Agreement”) with the Issuer, pursuant to which China AI agreed to purchase 70,175,439 Class B common shares of the Issuer in consideration for an aggregate purchase price of US $20 million. Upon the signing of the Subscription Agreement, China AI paid US$10 million of the aggregate purchase price. The remaining US$10 million of the purchase price is scheduled will become payable after the satisfaction or waiver of certain conditions. The foregoing descriptions of the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5. The calculation of percentage of beneficial ownership of outstanding common shares of the Issuer in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20 2018, as the Reporting Persons are advised by the Issuer.

By virtue of their actions as described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5(b) under the Act.

(c)       Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the common shares of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 5.

To the best knowledge of the Reporting Persons, except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or securities of the Issuer that are pledged or subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (except for standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1

Subscription Agreement, dated July 19, 2018, by and between China AI Capital Limited and Link Motion Inc., incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K/A furnished by Link Motion Inc. to the SEC on August 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2018

China AI Capital Limited
By:	/s/ Rui Chi
Name: Rui Chi
Title: Director

Rui Chi
By:	/s/ Rui Chi

Yu Li
By:	/s/ Yu Li

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares, par value $0.0001 per share, of Link Motion Inc., a Cayman Islands company, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 13, 2018

[Signature pages to follow]

China AI Capital Limited
By:	/s/ Rui Chi
Name: Rui Chi
Title: Director

Rui Chi
By:	/s/ Rui Chi

Yu Li
By:	/s/ Yu Li